July 2, 2025

David Jemmett
Chief Executive Officer
CISO Global, Inc.
6900 E. Camelback Road, Suite 900
Scottsdale, Arizona 85251

       Re: CISO Global, Inc.
           Registration Statement on Form S-3
           Filed June 26, 2025
           File No. 333-288353
Dear David Jemmett:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Katherine A. Beck